                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                    FORM 11-K

                                  -------------
                                   (Mark One)

(X)              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                 For the years ended December 31, 1998 and 1997

                                       OR

( )            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                For the transition period from _______ to _______

                          Commission file number 1-8606

                                  -------------

                   Bell Atlantic Savings and Security Plan for
                        Associates of Bell Atlantic North

                                  -------------

                            Bell Atlantic Corporation
              1095 Avenue of the Americas, New York, New York 10036



                                                                          [LOGO]

                     BELL ATLANTIC SAVINGS and SECURITY PLAN
                      for ASSOCIATES OF BELL ATLANTIC NORTH
                        As of December 31, 1998 and 1997



                                TABLE OF CONTENTS



 Independent Auditors' Report                                                 1

 Financial Statements:

 Statements of Net Assets Available for Plan* Benefits as of
 December 31, 1998 and 1997                                                 2-3

 Statements of Changes in Net Assets Available for Plan Benefits
 for the years ended December 31, 1998 and 1997                             4-5

 Notes to Financial Statements                                             6-23

 Signature Page                                                              24


----------
* This and certain other capitalized terms used but not defined herein shall have their respective meanings as defined in the Plan Prospectus.

                          INDEPENDENT AUDITORS' REPORT


To the Corporate Employees' Benefits
Committee of Bell Atlantic Corporation:

We have audited the accompanying Statement of Net Assets Available for Plan Benefits of the Bell Atlantic Savings and Security Plan for Associates of Bell Atlantic North (the "Plan") as of December 31, 1998, and the related Statement of Changes in Net Assets Available for Plan Benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 1997 were audited by other auditors, whose report dated April 30, 1998, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Bell Atlantic Savings and Security Plan for Associates of Bell Atlantic North as of December 31, 1998, and the changes in its net assets available for plan benefits for the year then ended, in conformity with generally accepted accounting principles.

/s/  Mitchell & Titus, LLP

New York, New York
June 11, 1999

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF BELL ATLANTIC NORTH STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1998
(DOLLARS IN THOUSANDS)


                                                                      FUND INFORMATION
                                --------------------------------------------------------------------------------------------
                                   BELL                    PASSIVE US
                                 ATLANTIC                    EQUITY                                  ACTIVE U.S.     U.S.
                                  SHARES  TELECOMMUNICATIONS  INDEX        INCOME         LOAN         EQUITY      BALANCED
                                   FUND         FUND          FUND          FUND          FUND          FUND         FUND
                                ----------   ----------    ----------    ----------    ----------    ----------   ----------

ASSETS:

Investments at market
 (see Notes 2 and 3):
  Allocated Share of Master
   Trust net assets             $2,167,098   $  226,834    $  386,580    $  440,716    $     --      $   69,281   $   29,275
  Temporary cash investments          --           --              89          --            --              16            7
                                ----------   ----------    ----------    ----------    ----------    ----------   ----------
    Total investments            2,167,098      226,834       386,669       440,716          --          69,297       29,282

Receivables:
  Participants' contributions        2,682         --             855           569          --             195           76
  Loan repayments                      646         --             191           145        (1,101)           38           13
  Loans to participants               --           --            --            --         153,037          --           --
  Interfund                          6,895           (3)         (191)       (5,989)         --              21         (114)
  Dividends and interest
   receivable                         --           --               1          --            --            --           --
                                ----------   ----------    ----------    ----------    ----------    ----------   ----------
    Total receivables               10,223           (3)          856        (5,275)      151,936           254          (25)

    Net assets available for
     plan benefits (Notes 1
     and 2)                     $2,177,321   $  226,831    $  387,525    $  435,441    $  151,936    $   69,551   $   29,257
                                ----------   ----------    ----------    ----------    ----------    ----------   ----------
                                ----------   ----------    ----------    ----------    ----------    ----------   ----------


                                                                      FUND INFORMATION
                                --------------------------------------------------------------------------------------------
                                               ACTIVE                                  GOVERNMENT     PASSIVE
                                  GLOBAL    INTERNATIONAL   U.S. SMALL   U.S. BOND       MONEY     INTERNATIONAL
                                 BALANCED      EQUITY    CAPITALIZATION MARKET INDEX     MARKET    EQUITY INDEX
                                   FUND         FUND          FUND          FUND          FUND          FUND         TOTAL
                                ----------   ----------    ----------    ----------    ----------    ----------   ----------

ASSETS:

Investments at market
 (see Notes 2 and 3):
  Allocated Share of Master
   Trust net assets             $   22,909    $   13,478    $   39,887   $   20,337    $    7,403    $    6,049   $3,429,847
  Temporary cash investments             5             3             9         --            --            --            129
                                ----------    ----------    ----------   ----------    ----------    ----------   ----------
    Total investments               22,914        13,481        39,896       20,337         7,403         6,049    3,429,976

Receivables:
  Participants' contributions           64            46           126           62            22            40        4,737
  Loan repayments                       12             9            24           12             3             8         --
  Loans to participants               --            --            --           --            --            --        153,037
  Interfund                            (37)          (44)          431         (672)         (446)          149         --
  Dividends and interest
   receivable                         --            --            --           --            --            --              1
                                ----------    ----------    ----------   ----------    ----------    ----------   ----------
    Total receivables                   39            11           581         (598)         (421)          197      157,775

    Net assets available for
     plan benefits (Notes 1
     and 2)                     $   22,953    $   13,492    $   40,477   $   19,739    $    6,982    $    6,246   $3,587,751
                                ----------    ----------    ----------   ----------    ----------    ----------   ----------
                                ----------    ----------    ----------   ----------    ----------    ----------   ----------



BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF BELL ATLANTIC NORTH STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1997
(DOLLARS IN THOUSANDS)


                                                                       FUND INFORMATION
                                -----------------------------------------------------------------------------------------------

                                   BELL                     DIVERSIFIED                                  ACTIVE
                                 ATLANTIC        TELE-        EQUITY       INTEREST                       U.S.          U.S.
                                  SHARES    COMMUNICATIONS   PORTFOLIO      INCOME         LOAN          EQUITY       BALANCED
                                   FUND          FUND          FUND          FUND          FUND           FUND          FUND
                                ----------    ----------    ----------    ----------    ----------     ----------    ----------

Assets:
Investments at market
 (see Notes 2 and 3):
  Allocated Share of Master
   Trust net assets             $1,833,709    $  170,080    $  301,422    $  445,065    $     --       $   61,164    $   22,806
  Temporary cash investments          --            --           1,197          --            --              243            91
                                ----------    ----------    ----------    ----------    ----------     ----------    ----------
       Total investments         1,833,709       170,080       302,619       445,065          --           61,407        22,897
                                ----------    ----------    ----------    ----------    ----------     ----------    ----------
Receivables:
  Employer's contribution            1,916          --            --            --            --             --            --
  Participants' contribution         1,510          --           1,437         1,024          --              290            91
  Loan repayments                      955          --             336           270        (1,737)            64            17
  Loans to participants               --            --            --            --         131,181           --            --
  Dividends and interest
   receivable                         --            --              12          --            --                3             1
                                ----------    ----------    ----------    ----------    ----------     ----------    ----------
       Total receivables             4,381          --           1,785         1,294       129,444            357           109
                                ----------    ----------    ----------    ----------    ----------     ----------    ----------
       Total assets              1,838,090       170,080       304,404       446,359       129,444         61,764        23,006
                                ----------    ----------    ----------    ----------    ----------     ----------    ----------
Net assets available for
 plan benefits
 (Notes 1 and 2)                $1,838,090    $  170,080    $  304,404    $  446,359    $  129,444     $   61,764    $   23,006
                                ----------    ----------    ----------    ----------    ----------     ----------    ----------
                                ----------    ----------    ----------    ----------    ----------     ----------    ----------

                                                                FUND INFORMATION
                                --------------------------------------------------------------------------------
                                                               U.S.
                                                 U.S.          BOND
                                  GLOBAL        SMALL         MARKET      GOVERNMENT  INTERNATIONAL
                                 BALANCED        CAP          INDEX      OBLIGATIONS     EQUITY
                                   FUND          FUND          FUND         FUND          FUND           TOTAL
                                ----------    ----------    ----------    ----------    ----------    ----------
Investments at market
 (see Notes 2 and 3):
  Allocated Share of Master
   Trust net assets             $   21,152    $   41,428    $       41    $    7,258    $   14,401    $2,918,526
  Temporary cash investments            84           165          --            --              57         1,837
                                ----------    ----------    ----------    ----------    ----------    ----------
       Total investments            21,236        41,593            41         7,258        14,458     2,920,363
                                ----------    ----------    ----------    ----------    ----------    ----------
Receivables:
  Employer's contribution             --            --            --            --            --           1,916
  Participants' contribution           110           228            33          --              84         4,807
  Loan repayments                       22            49             7          --              17          --
  Loans to participants               --            --            --            --            --         131,181
  Dividends and interest
   receivable                            1             2          --            --               1            20
                                ----------    ----------    ----------    ----------    ----------    ----------
       Total receivables               133           279            40          --             102       137,924
                                ----------    ----------    ----------    ----------    ----------    ----------
       Total assets                 21,369        41,872            81         7,258        14,560     3,058,287
                                ----------    ----------    ----------    ----------    ----------    ----------
Net assets available for
 plan benefits
 (Notes 1 and 2)                $   21,369    $   41,872    $       81    $    7,258    $   14,560    $3,058,287
                                ----------    ----------    ----------    ----------    ----------    ----------
                                ----------    ----------    ----------    ----------    ----------    ----------



                        See notes to financial statements

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF BELL ATLANTIC NORTH STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1998
(DOLLARS IN THOUSANDS)


                                                                      FUND INFORMATION
                           -------------------------------------------------------------------------------------------------------
                              BELL                         PASSIVE US
                            ATLANTIC                         EQUITY                                       ACTIVE           U.S.
                             SHARES     TELECOMMUNICATIONS    INDEX         INCOME          LOAN       U.S. EQUITY       BALANCED
                              FUND            FUND            FUND           FUND           FUND           FUND            FUND
                           -----------     -----------     ----------     ----------     ----------     ----------     -----------


Additions:
Allotments,
 contributions
 and transfers:
Employee allotments        $    65,722     $        (8)    $   47,807     $   32,276     $     --       $   11,988     $     3,803
Interfund transfers             36,526          (8,182)       (15,675)       (18,160)          --           (6,538)          1,588
Plan transfers-in                 --              --               95           --             --               51              39
Rollover contributions             552            --              297            155           --              211             100
Employing company
 contributions (Note 1)         66,254            --             --             --             --             --              --
Loans to participants          (42,155)         (1,895)       (14,328)       (14,743)        80,429         (2,687)           (750)
Loan repayments                 37,966            --            7,538          6,598        (57,937)         2,039             400
                           -----------     -----------     ----------     ----------     ----------     ----------     -----------
Total allotments,
 contributions, and
 transfers                     164,865         (10,085)        25,734          6,126         22,492          5,064           5,180

Investment income:
Dividends/Interest              62,732           7,762           --             --             --             --              --
Allocated share of
 Master Trust
 investment activities
 (Note 3)                      292,977          73,137         83,819         25,873           --            8,239           3,647
                           -----------     -----------     ----------     ----------     ----------     ----------     -----------
Total additions                520,574          70,814        109,553         31,999         22,492         13,303           8,827
                           -----------     -----------     ----------     ----------     ----------     ----------     -----------
Deductions:
Administrative expenses            269              49             42            207           --              127              26
Plan transfers-out              13,843             577          1,850          2,240           --              413             200
Distributions to
 participants                  167,231          13,437         24,540         40,470           --            4,976           2,350
                           -----------     -----------     ----------     ----------     ----------     ----------     -----------
Total deductions               181,343          14,063         26,432         42,917           --            5,516           2,576
                           -----------     -----------     ----------     ----------     ----------     ----------     -----------
Net increase (decrease)        339,231          56,751         83,121        (10,918)        22,492          7,787           6,251

Net assets available
 for plan benefits:
Beginning of year            1,838,090         170,080        304,404        446,359        129,444         61,764          23,006
                           -----------     -----------     ----------     ----------     ----------     ----------     -----------
End of year
 (Notes 1 and 2)           $ 2,177,321     $   226,831     $  387,525     $  435,441     $  151,936     $   69,551     $    29,257
                           -----------     -----------     ----------     ----------     ----------     ----------     -----------
                           -----------     -----------     ----------     ----------     ----------     ----------     -----------


                                                                      FUND INFORMATION
                           -------------------------------------------------------------------------------------------------------
                                             ACTIVE                                     GOVERNMENT       PASSIVE
                             GLOBAL       INTERNATIONAL    U.S. SMALL     U.S. BOND       MONEY       INTERNATIONAL
                            BALANCED         EQUITY      CAPITALIZATION  MARKET INDEX     MARKET       EQUITY INDEX
                              FUND            FUND            FUND           FUND          FUND            FUND           TOTAL
                           -----------     -----------     ----------     ----------     ----------     ----------     -----------

Additions:
Allotments,
 contributions
 and transfers:
Employee allotments        $     3,823     $     2,802     $    8,412     $    1,951     $      569     $      698     $   179,843
Interfund transfers             (2,806)         (2,959)        (6,942)        10,832          7,237          5,079            --
Plan transfers-in                   34              11             59              4             14             33             340
Rollover contributions              51              27             60             85            296             23           1,857
Employing company
 contributions (Note 1)           --              --             --             --             --             --            66,254
Loans to participants             (875)           (591)        (1,669)          (505)          (114)          (117)           --
Loan repayments                    578             596          1,466            466            104            186            --
                           -----------     -----------     ----------     ----------     ----------     ----------     -----------
Total allotments,
 contributions, and
 transfers                         805            (114)         1,386         12,833          8,106          5,902         248,294

Investment income:
Dividends/Interest                --              --             --             --             --             --            70,494
Allocated share of
 Master Trust
 investment activities
 (Note 3)                        2,710             130            262            571            156            485         492,006
                           -----------     -----------     ----------     ----------     ----------     ----------     -----------
Total additions                  3,515              16          1,648         13,404          8,262          6,387         810,794
                           -----------     -----------     ----------     ----------     ----------     ----------     -----------
Deductions:
Administrative expenses             49              34             98              2              3             52             958
Plan transfers-out                 153             132            230             74             46             19          19,777
Distributions to
 participants                    1,729             918          2,715            928          1,231             70         260,595
                           -----------     -----------     ----------     ----------     ----------     ----------     -----------
Total deductions                 1,931           1,084          3,043          1,004          1,280            141         281,330
                           -----------     -----------     ----------     ----------     ----------     ----------     -----------
Net increase (decrease)          1,584          (1,068)        (1,395)        12,400          6,982          6,246         529,464

Net assets available
 for plan benefits:
Beginning of year               21,369          14,560         41,872          7,339           --             --         3,058,287
                           -----------     -----------     ----------     ----------     ----------     ----------     -----------
End of year
 (Notes 1 and 2)           $    22,953     $    13,492     $   40,477     $   19,739     $    6,982     $    6,246     $ 3,587,751
                           -----------     -----------     ----------     ----------     ----------     ----------     -----------
                           -----------     -----------     ----------     ----------     ----------     ----------     -----------


BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF BELL ATLANTIC NORTH STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1997
(DOLLARS IN THOUSANDS)


                                                                      FUND INFORMATION
                               ---------------------------------------------------------------------------------------------------

                                  BELL                      DIVERSIFIED                                     ACTIVE
                                ATLANTIC        TELE-          EQUITY         INTEREST                       U.S.          U.S.
                                 SHARES     COMMUNICATIONS    PORTFOLIO        INCOME         LOAN          EQUITY       BALANCED
                                  FUND           FUND            FUND           FUND          FUND           FUND          FUND
                               ----------     -----------     ----------     ----------     ----------     ---------     ---------

Additions:
  Allotments, contributions
   and transfers:
   Employee allotments         $   49,345     $     4,407     $   39,965     $   40,856     $     --       $   8,343     $   2,860
   Interfund transfers            (38,579)         (5,886)        62,411        (30,701)          --           2,494        (1,542)
   Plan transfers-in                1,395             105            588            491           --              93            49
   Rollover contributions             154              55            419            193           --             310            82
   Employing company
    contributions (Note 1)         64,199            --             --             --             --            --            --
   Loans to participants          (41,673)         (1,275)       (10,065)       (14,783)        72,442        (1,639)         (488)
   Loan repayments                 27,833           1,088          8,532          9,411        (51,862)        1,759           539
                               ----------     -----------     ----------     ----------     ----------     ---------     ---------
     Total allotments,
      contributions and
       transfers                   62,674          (1,506)       101,850          5,467         20,580        11,360         1,500

Investment Income:
  Allocated share of Master
   Trust Investment
   activities (Note 3)            636,126          48,587         55,782         29,744           --          25,182         9,987
                               ----------     -----------     ----------     ----------     ----------     ---------     ---------
     Total additions              698,800          47,081        157,632         35,211         20,580        36,542        11,487
                               ----------     -----------     ----------     ----------     ----------     ---------     ---------
Deductions
  Administrative expenses           1,021             108            157            364           --             161            79
  Plan transfers-out               22,162             836          4,707          4,568           --             689           212
  Distributions to
   participants                   110,518          12,631         13,960         40,806           --           2,319         1,237
                               ----------     -----------     ----------     ----------     ----------     ---------     ---------
     Total deductions             133,701          13,575         18,824         45,738           --           3,169         1,528
                               ----------     -----------     ----------     ----------     ----------     ---------     ---------
     Net increase
      (decrease)                  565,099          33,506        138,808        (10,527)        20,580        33,373         9,959

Net assets available for
 plan benefits:
  Beginning of year -
   January 1, 1997              1,272,991         136,574        165,596        456,886        108,864        28,391        13,047
                               ----------     -----------     ----------     ----------     ----------     ---------     ---------
   End of year -
    December 31, 1997
    (Notes 1 and 2)            $1,838,090     $   170,080     $  304,404     $  446,359     $  129,444     $  61,764     $  23,006
                               ----------     -----------     ----------     ----------     ----------     ---------     ---------
                               ----------     -----------     ----------     ----------     ----------     ---------     ---------


                                                                  FUND INFORMATION
                               ------------------------------------------------------------------------------------------
                                                                                  U.S.
                                                                  U.S.            BOND
                                 GLOBAL       INTERNATIONAL      SMALL           MARKET      GOVERNMENT
                                BALANCED         EQUITY           CAP            INDEX       OBLIGATIONS
                                  FUND            FUND            FUND            FUND           FUND            TOTAL
                               -----------     -----------     -----------     -----------    -----------     -----------

Additions:
  Allotments, contributions
   and transfers:
   Employee allotments         $     3,703     $     2,920     $     5,527     $        33    $     1,140     $   159,099
   Interfund transfers              (3,220)            313          14,433              40            237            --
   Plan transfers-in                    56              80              45            --              102           3,004
   Rollover contributions               77              45             109            --               13           1,457
   Employing company
    contributions (Note 1)            --              --              --              --             --            64,199
   Loans to participants              (640)           (482)         (1,100)          --             (297)            --
   Loan repayments                     720             539           1,149               8            211             (73)
                               -----------     -----------     -----------     -----------    -----------     -----------
     Total allotments,
      contributions and
       transfers                       696           3,415          20,163              81          1,406         227,686

Investment Income:
  Allocated share of Master
   Trust Investment
   activities (Note 3)               9,090           1,094           6,994            --              557         823,143
                               -----------     -----------     -----------     -----------    -----------     -----------
     Total additions                 9,786           4,509          27,157              81          1,963       1,050,829
                               -----------     -----------     -----------     -----------    -----------     -----------
Deductions
  Administrative expenses               93              93             227            --                5           2,308
  Plan transfers-out                   289             167             367            --               89          34,086
  Distributions to
   participants                      1,107             921           1,476            --              422         185,397
                               -----------     -----------     -----------     -----------    -----------     -----------
     Total deductions                1,489           1,181           2,070            --              516         221,791
                               -----------     -----------     -----------     -----------    -----------     -----------
     Net increase
      (decrease)                     8,297           3,328          25,087              81          1,447         829,038

Net assets available for
 plan benefits:
  Beginning of year -
   January 1, 1997                  13,072          11,232          16,785            --            5,811       2,229,249
                               -----------     -----------     -----------     -----------    -----------     -----------
   End of year -
    December 31, 1997
    (Notes 1 and 2)            $    21,369     $    14,560     $    41,872     $        81    $     7,258     $ 3,058,287
                               -----------     -----------     -----------     -----------    -----------     -----------
                               -----------     -----------     -----------     -----------    -----------     -----------


                       See notes to financial statements.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

NOTES TO FINANCIAL STATEMENTS

(DOLLARS IN THOUSANDS)


1.   PLAN DESCRIPTION

     The following description of the Bell Atlantic Savings and Security Plan for Associates of Bell Atlantic North (the "NSSP") provides only general information on the NSSP's provisions as of December 31, 1998. Participants should refer to the Benefits Handbook, NSSP plan document and prospectus for a more complete description of the NSSP's provisions.

     The NSSP* was established by NYNEX Corporation on January 1, 1984 to provide a convenient way for non-salaried employees to save on a regular and long-term basis. In August 1997, Bell Atlantic Corporation merged with NYNEX Corporation (the "Merger") to form the new Bell Atlantic Corporation ("Bell Atlantic"). Effective January 1, 1998, Bell Atlantic became the NSSP plan sponsor. The NSSP is a defined contribution plan covering all regular non-salaried employees of the pre-merger NYNEX Corporation and its participating subsidiaries. Employees are eligible to make tax-deferred or after-tax contributions to the NSSP, and to receive matching employer contributions, upon completion of enrollment in the plan as soon as practicable following the date of hire.

     ALLOTMENTS AND CONTRIBUTIONS

     Eligible employees may authorize basic contributions of 1% to 6% of salary, as defined, and supplementary contributions up to an additional 10% of salary. For employees of Bell Atlantic and most of its participating subsidiaries, Bell Atlantic makes employer matching contributions in an amount equal to 66 2/3% of basic contributions. Such matching contributions are invested currently only in the Bell Atlantic Shares Fund. Contributions are subject to applicable rules set forth in the Internal Revenue Code (the "Code") and the regulations thereunder.

     The NSSP provides for 100% vesting of employer matching contributions upon attaining three years of service. A terminated employee's unvested employer matching contributions are forfeited and offset against the participating companies' obligation to make subsequent contributions to the NSSP. Forfeitures were $195 and $110 in 1998 and 1997, respectively.


--------

* Certain other capitalized terms used but not defined herein shall have their respective meanings as defined in the NSSP Prospectus.

BELL ATLANTIC SAVINGS and SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

NOTES TO FINANCIAL STATEMENTS, CONTINUED

(DOLLARS IN THOUSANDS)

     LOANS

     The NSSP includes an employee loan provision authorizing participants to borrow an amount from their vested account balances in the NSSP. Loans are generally repaid by payroll deductions. The term of repayment for loans generally will not be less than six months nor more than fifteen years. Each new loan will bear interest at a rate based upon the prime for loans up to sixty months and prime plus one for loans sixty-one months to one hundred eighty months as published in The Wall Street Journal.

     TERMINATION PRIORITIES

     Although it has not expressed any intent to do so, Bell Atlantic has the right under the NSSP to discontinue all employer matching contributions at any time and to terminate the NSSP subject to the provisions of the Employee Retirement Income Security Act ("ERISA") of 1974, as amended. In the event of plan termination, participants would become 100% vested in their accounts.

     FUND OPTIONS

     Participants are able to invest in one or more combinations of the following funds (referred to herein individually as a "Fund" and collectively as the "Funds"): Bell Atlantic Shares Fund, Telecommunications Fund, U.S. Bond Market Index Fund, Passive U.S. Equity Index Fund, Government Money Market Fund, Income Fund, Passive International Equity Index Fund, U.S. Balanced Fund, Global Balanced Fund, Active U.S. Equity Fund, Active International Equity Fund and U.S. Small Capitalization Fund.

     Beginning in 1998, these three fund options were newly offered by the NSSP:

     -   Government Money Market Fund
     -   U.S. Bond Market Index Fund
     -   Passive International Equity Index Fund

     The Bell Atlantic Shares Fund invests primarily in the common stock of Bell Atlantic. As of the date of the Merger, the NSSP's investments in the NYNEX Shares Fund were converted into shares of Bell Atlantic common stock within the Bell Atlantic Shares Fund.

     The Telecommunications Fund's portfolio is comprised of investments in twenty-five North American telephone utility and telecommunications companies each with a minimum market value of approximately $1 billion at December 31, 1998 and 1997. Effective January 1, 1998, the Telecommunications Fund was no longer open to new investments. Participants who did not elect a new investment direction had their current contributions automatically directed to the Passive U.S. Equity Index Fund. Also effective January 1, 1998, transfers of participant existing balances into the Telecommunications Fund were prohibited. Dividends, including stock dividends of the Telecommunications Fund, will be reinvested in the Fund.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

NOTES TO FINANCIAL STATEMENTS, CONTINUED

(DOLLARS IN THOUSANDS)

     Participants will be allowed to move money out of the Fund at any time. The Fund is a market weighted index fund and is managed by Bell Atlantic Asset Management Company ("BAAMCO").

     Effective January 1, 1998, the Government Obligations Fund was no longer offered as a Fund selection. All balances in the Fund were automatically transferred to the U.S. Bond Market Index Fund along with any current investment directions designated to the Government Obligations Fund. To accomplish this automatic transfer, some of the Government Obligations Fund's assets were held in shorter maturity government instruments beginning in December 1997. The U.S. Bond Market Index Fund includes all U.S. Treasury, government-sponsored, mortgaged-backed, asset-backed and investment-grade corporate bonds, with at least one year maturity and at least $100 million outstanding. The Fund may use interest rate futures and various other kinds of derivatives to adjust portfolio duration or as interest rate hedges. The Fund is managed by Barclays Global Investors, N.A.

     On January 1, 1998 the Diversified Equity Portfolio was renamed the Passive U.S. Equity Index Fund. The Passive U.S Equity Index Fund invests in an equity index fund which is managed by BAAMCO. This Fund is principally a portfolio of common stocks and is structured and maintained with the objective of providing investment results which approximate the overall performance of the common stocks included in the Standard and Poors Composite Index of 500 stocks.

     On January 1, 1998 the Government Money Market Fund was newly offered to NSSP participants. The Government Money Market Fund invests in securities of the U.S. government or its agencies, obligations guaranteed or insured by the U.S. government and repurchase agreements that use these securities as collateral. The average maturity of the securities in the Fund generally will be thirty to sixty days, but may vary from one to ninety days. The Fund may use interest rate futures for cash management purposes or to adjust the average duration of the portfolio. The Fund is managed by Bankers Trust Company.

     On January 1, 1998 the Interest Income Fund was renamed the Income Fund. The Income Fund, invests primarily in a diversified portfolio of guaranteed investment contracts ("GICs") issued by insurance companies. Some of the assets of the Fund are also invested in pools of asset-backed securities, corporate bonds, and obligations of the United States Government and its agencies ("Synthetic Investment Contract"). As an integral part of the purchase of each pool of these investments, a financial institution, via a wrapper contract, agrees to pay at book value for qualified distributions (e.g. participant withdrawals) and at maturity of the contract, based on the agreed upon interest rate for the relevant time period but not in the event of a default of any security in the pool. The NSSP is exposed to credit risk in the event of nonperformance by the entities for which the contracts are placed. The NSSP seeks to minimize credit risk by diversifying among a group of GIC issuers and other financial

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

NOTES TO FINANCIAL STATEMENTS, CONTINUED

(DOLLARS IN THOUSANDS)

     institutions which meet certain investment criteria established by BAAMCO. These contracts guarantee (i) a fixed rate of interest for a fixed period of time or (ii) a fixed rate of interest for an indefinite period of time. Such interest is not guaranteed by any of the Employing Companies. The Fund is managed by BAAMCO. (For further discussion of this Fund see Note 2).

     On January 1, 1998 the Passive International Equity Index Fund was newly offered to NSSP participants. The Passive International Equity Index Fund has investments that mirror the MSCI-EAFE-GDP, which is an index established by Morgan Stanley Dean Witter, comprised of approximately 1,000 companies from twenty of the largest countries outside of the United States, including Japan, Germany and the United Kingdom. The weighting of each country in the index is based upon its GDP, which is a measure of domestic economic output. The Fund is managed by Barclays Global Investors, N.A.

     In addition to the Passive U.S. Equity Index Fund, each of the following five Funds invest in the assets of unitized investment advisor account(s) of the Bell Atlantic Master Trust ("Master Trust"), as designated by
     BAAMCO: U.S. Balanced Fund, Global Balanced Fund, Active U.S. Equity Fund, Active International Equity Fund, and the U.S. Small Capitalization Fund.

     The U.S. Balanced Fund invests primarily in domestic stocks and bonds. The fixed income portion of the Fund may invest a small portion of its assets in issues of international agencies, foreign governments, their agencies and foreign corporations. The Fund targets approximately 60% in stocks and 40% in bonds. As of December 31, 1998, BAAMCO had selected the following unitized investment advisor account(s) of the Master Trust ("Master Trust pooled accounts") for the Fund: Barrow, Hanley, Mewhinney & Strauss, Inc., Equinox Capital Management, LLC, Fidelity Management Trust Company, Franklin Portfolio Associates, Inc., Gardner Lewis Asset Management, L.P., Goldman Sachs Asset Management Co., Independence Investment Associates, Inc., Miller Anderson & Sherrerd, LLP, Palisade Capital Management, L.L.C., Provident Investment Counsel, State Street Research and Management Company, Transamerica Investment Services, Trinity Investment Management Corporation, and Wilshire Associates Inc.

     The Global Balanced Fund invests in the world's capital markets, primarily in equity and fixed income instruments. The Fund is diversified and has representation in a variety of countries, from those of the most mature and developed nations to those still in their developmental stages (generally referred to as emerging market countries). The Fund may invest in large or small capitalization stocks. The Global Balanced Fund typically targets 75% of its investments for the domestic market and 25% for the foreign market, and approximately 70% in stocks and 30% in bonds. Emerging markets investments are targeted at 4% of the total Fund. As of December 31, 1998, BAAMCO had selected the following

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

NOTES TO FINANCIAL STATEMENTS, CONTINUED

(DOLLARS IN THOUSANDS)

     Master Trust pooled accounts for the Fund: Barrow, Hanley, Mewhinney & Strauss, Inc., Capital Guardian Trust Company, Equinox Capital Management, LLC, Fidelity Management Trust Company, Franklin Portfolio Associates, Inc., Gardner Lewis Asset Management, L.P., Goldman Sachs Asset Management Co., Independence Investment Associates, Inc., Miller Anderson & Sherrerd, LLP, Morgan Stanley Asset Management, Morgan Stanley International, Northern Cross Investments, Ltd., Palisade Capital Management, L.L.C., Provident Investment Counsel, Rogge Global Partners, PLC, State Street Global Advisors, State Street Research and Management Company, Transamerica Investment Services, Trinity Investment Management Corporation, and Wilshire Associates Inc.

     The Active U.S. Equity Fund invests primarily in domestic common stocks. As of December 31, 1998, BAAMCO had selected the following Master Trust pooled accounts for the Fund: Barrow, Hanley, Mewhinney & Strauss, Inc., Equinox Capital Management, LLC, Fidelity Management Trust Company, Franklin Portfolio Associates, Inc., Gardner Lewis Asset Management, L.P., Goldman Sachs Asset Management Co., Independence Investment Associates, Inc., Miller Anderson & Sherrerd, LLP, Palisade Capital Management, L.L.C., Provident Investment Counsel, Transamerica Investment Services, Trinity Investment Management Corporation, and Wilshire Associates Inc.

     On January 1, 1998, the International Equity Fund was renamed the Active International Equity Fund. The Active International Equity Fund invests in international equity markets throughout the world, generally excluding the United States. It is well-diversified and has representation in a variety of economies, from those of the most mature and developed nations to those still in their developmental stages (generally referred to as emerging market countries). The Fund may invest in large or small capitalization stocks. It targets 80% of its investments for developed countries such as Japan, Germany and the United Kingdom and 20% for emerging markets such as Brazil, Mexico and Taiwan. As of December 31, 1998, BAAMCO had selected Capital Guardian Trust Company, Morgan Stanley Asset Management, Morgan Stanley International, Northern Cross Investments, Ltd., and State Street Global Advisors as the Master Trust pooled accounts for the Fund.

     The U.S. Small Capitalization Fund invests primarily in the stocks of smaller-sized domestic companies, generally with a market capitalization that is in the smallest 15% of publicly traded stocks. As of December 31, 1998, BAAMCO had selected the following as the Master Trust pooled accounts for the Fund: Columbus Circle Investors, Gardner Lewis Asset Management, L.P., Investment Counselors of Maryland, Inc., The Boston Company Asset Management, Inc., Provident Investment Counsel, and Wilshire Associates Inc.

     All the assets of the NSSP are included in the Bell Atlantic Master Trust (See Note 2) for which Mellon Bank, N.A., is the trustee.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

NOTES TO FINANCIAL STATEMENTS, CONTINUED

(DOLLARS IN THOUSANDS)

     Wellspring Resources, LLC was the recordkeeper for the NSSP through June 30, 1998. As of July 1, 1998, the Kwasha Group of
     PriceWaterhouseCoopers L.L.P. became the recordkeeper for the NSSP.

2.   ACCOUNTING POLICIES

     INVESTMENTS

     Effective January 1, 1998, the NYNEX Master Trust was renamed the Bell Atlantic Master Trust (the "Master Trust"). All of the assets of the NSSP are included in the Master Trust.

     VALUE OF INVESTMENTS

     The Trustee values the investments in the Master Trust as follows:

     Investments in securities traded on national and foreign securities exchanges are valued by the Trustee at the last reported sale prices on the last business day of the year or, if no sales were reported on that date, at the last reported bid prices. Over-the-counter securities and government obligations are valued at the bid prices or the average of the bid and asked prices on the last business day of the year from published sources where available or, if not available, from other sources considered reliable, generally broker quotes.

     The value of each contract with an insurance company or other financial institution included in the Income Fund is reported at contract value in the Statements of Net Assets Available for Plan Benefits based upon the principal then invested in by the Fund plus the interest then accrued on such principal, which approximates the fair value. In accordance with Statement of Position 94-4 "Reporting of Investment Contracts held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" and in connection with the fully benefit-responsive investment contracts, the following information is presented:

     i. The asset weighted crediting interest rate yielded a return of 6.3% and 6.4% for the years ended December 31, 1998 and 1997, respectively.

     ii. The crediting interest rates ranged from 4.2% to 8.2% at December 31, 1998 and 1997.

     iii. The fair value, as determined by discounting future cash flows of the underlying investments, at December 31, 1998 and 1997, was approximately $376,460 and $407,263, respectively.

     Forward currency contracts are accounted for as contractual commitments on a trade date basis and are carried at fair value derived by the Trustee at the exchange rate prevailing on the last business day of the year. Index futures contracts are recorded as contractual commitments on a trade-date basis and are carried at fair value based on the closing index

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

NOTES TO FINANCIAL STATEMENTS, CONTINUED

(DOLLARS IN THOUSANDS)

     futures price prevailing on the last business day of the year. Both exchange rates and index futures prices are readily available from published sources.

     Temporary cash investments are stated at redemption value which approximates fair value.

     PURCHASES AND SALES OF INVESTMENTS

     Purchases and sales of investments are reflected as of the trade date.

     Realized gains and losses on sales of investments are determined on the basis of average cost.

     INVESTMENT INCOME

     Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

     NET APPRECIATION (DEPRECIATION) OF INVESTMENTS

     The Statements of Changes in Net Assets Available for Plan Benefits reflects the net appreciation (depreciation) in the fair value of the NSSP's investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     DISTRIBUTIONS

     Distributions elected to be withdrawn from the NSSP by participants are recorded when paid.

     PLAN EXPENSES

     The NSSP pays certain administrative expenses out of assets held in the Master Trust and out of interest income earned from the NSSP's disbursement account, as held by the Trustee, in accordance with NSSP provisions and to the extent permitted by law. Any expenses not paid by the NSSP are paid by Bell Atlantic.

     BELL ATLANTIC'S USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires the NSSP's trust asset administrator, to make significant estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

NOTES TO FINANCIAL STATEMENTS, CONTINUED

(DOLLARS IN THOUSANDS)


     RISKS AND UNCERTAINTIES

     The NSSP provides for various participant investment options in any combination of funds which can invest in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.



3.   INVESTMENTS

     INVESTMENT IN MASTER TRUST

     All of the investment assets in the Master Trust are managed by BAAMCO or external investment advisors. The assets in the Master Trust are either (a) pooled between the defined benefit plans and the defined contribution plans or (b) net assets that are specific to the defined benefit plans, or (c) net assets specific to the defined contribution plans. The total fair value of the Master Trust at December 31, 1998 was approximately $51.2 billion (of which net assets totalling approximately $17.5 billion are specific to the defined benefit plans, item (b) above, for which separate financial statements are prepared) and approximately $26 billion at December 31, 1997.

     INVESTMENTS HELD IN POOLED ACCOUNTS

     The pooled investments are unitized, aggregated and reported by the Master Trust with a carrying value of $22.7 billion and $11.8 billion at December 31, 1998 and 1997, respectively, and with investment earnings of $2.2 billion and $2.1 billion for the years ended December 31, 1998 and 1997, respectively. Given that the pooled accounts include interests of the defined contribution plans and the defined benefit plans, the totals in each respective statement do not equal the carrying value or net investment income of/from the Master Trust pooled accounts in this footnote.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

NOTES TO FINANCIAL STATEMENTS, CONTINUED

(DOLLARS IN THOUSANDS)

     The total investments held in the Master Trust pooled accounts at December 31, 1998 and 1997 were as follows:


                                                        Fair Value (Note 2)
                                                    --------------------------
     Description                                       1998            1997
     -----------                                    -----------    -----------

     Cash - non interest bearing                    $     7,587    $         -
     Receivables                                      1,300,045        721,643
     Common Stock                                    18,625,854      9,313,917
     Bell Atlantic Corporation common shares             70,998        101,036
     Preferred Stock                                    115,874         79,863
     U.S. Government Securities                       1,097,450        892,987
     Corporate Debt - preferred and other             1,489,671        832,741
     Real estate                                            166            278
     Temporary cash investments                         619,688        391,265
     Other investments*                                 708,470        277,734
                                                    -----------    -----------
                                                     24,035,803     12,611,464

     Liabilities                                      1,307,975        765,600
                                                    -----------    -----------
     Total pooled net assets in the Master Trust    $22,727,828    $11,845,864
                                                    -----------    -----------
                                                    -----------    -----------


----------
* Other investments include foreign investments, principally foreign government debt.


     The NSSP's interests in the Master Trust pooled accounts carrying value and investment income of the Master Trust pooled accounts are reported in each respective Fund option as the "Allocated share of Master Trust net assets" as of December 31, 1998 and 1997, in the Statement of Net Assets Available for Plan Benefits and "Allocated share of Master Trust investment activities" in the Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 1998 and 1997.

     Investments in the Master Trust are allocated to the NSSP's Fund options in accordance with their respective percentages of interest. The proportionate interests of the NSSP's Fund Options in the carrying value of the Master Trust pooled accounts at December 31, 1998 and 1997 were as follows:

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

NOTES TO FINANCIAL STATEMENTS, CONTINUED

(DOLLARS IN THOUSANDS)


                                      Carrying              Carrying
                                        Value                Value
                                        1998      1998        1997       1997
                                      --------   ------     --------    ------

    Active U.S. Equity Fund           $ 69,551   0.3060%    $ 61,764    0.5214%
    U.S. Balanced Fund                  29,257   0.1287%      23,006    0.1942%
    Global Balanced Fund                22,953   0.1010%      21,369    0.1804%
    Active International Equity         13,492   0.0594%      14,560    0.1229%
    Fund
    U.S. Small Capitalization Fund      40,477   0.1781%      41,872    0.3535%
    Passive U.S. Equity Index Fund     387,525   1.7051%     304,404    2.5697%
                                      --------   ------     --------    ------
           Total                      $563,255              $466,975
                                      --------              --------
                                      --------              --------


     INVESTMENTS HELD IN SPECIFIC ACCOUNTS

     Effective January 1, 1998, the assets of all Bell Atlantic's defined contribution plans were included in the Master Trust. The net assets specific to these plans are the Bell Atlantic Shares Fund, Telecommunications Fund, Government Money Market Fund, Income Fund, Loan Fund, the ESOP allocated account, Passive International Equity Index Fund, and the U.S. Bond Market Index Fund.

     The investments held in the Master Trust specific accounts for the defined contribution plans at December 31, 1998 and 1997 were as follows:



                                                          FAIR VALUE (NOTE 2)
DESCRIPTION                                               1998          1997
-----------                                           -----------   -----------
     Receivables                                      $   410,006   $   231,946
     Common Stock                                         609,620       307,288
     Bell Atlantic Corporation common shares            8,324,047     2,660,230
     Temporary cash investments                           139,788       599,054
     Fixed income obligations - insurance contracts     1,973,019     1,105,670
     Fixed income corporate obligations                   239,031       118,112
                                                      -----------   -----------
                                                       11,695,511     5,022,300
     Liabilities                                          642,498          --
                                                      -----------   -----------
        Total net assets in the specific
           accounts in the Master Trust               $11,053,013   $ 5,022,300
                                                      -----------   -----------
                                                      -----------   -----------


BELL ATLANTIC SAVINGS and SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

NOTES TO FINANCIAL STATEMENTS, CONTINUED

(DOLLARS IN THOUSANDS)

     Investments in the Master Trust are allocated to the NSSP's Fund options in accordance with their respective percentages of interest. The proportionate interest of the NSSP, the Bell Atlantic Savings Plan for Salaried Employees (the "BASP") and the Bell Atlantic Savings and Security Plan for Associates of Bell Atlantic South (the "BASSP") in the carrying value of the Master Trust specific accounts at December 31, 1998 was as follows:


                                            Carrying                   Carrying                  Carrying
                                              Value                     Value                     Value
                                              NSSP         Plan %       BASP          Plan %       BASSP           Plan %
                                          ------------     ------    ------------     ------    ------------       ------
Bell Atlantic Shares Fund                 $  2,177,321      40.72    $  2,039,193      38.14    $  1,130,164       21.14
Telecommunications Fund                        226,831      47.24         253,335      52.76          --             --
Government Money Market Fund                     6,982       3.91         155,902      87.30          15,695        8.79
Passive  International  Equity  Index            6,246       4.75         102,392      77.80          22,965       17.45
Fund
Income Fund                                    435,441      22.10       1,268,983      64.40         265,943       13.50
Loan Fund                                      151,936      43.11         148,922      42.25          51,597       14.64
Employee Stock Ownership Plan                   --           --         1,527,926      72.68         574,279       27.32
U.S. Bond Market Index Fund                     19,739       8.11         211,022      86.67          12,712        5.22
Bell Atlantic Employer Stock
Ownership Plan (PAYSOP)                         --           --            81,892      33.09         165,595       66.91
                                          ------------               ------------               ------------
         Total                            $  3,024,496               $  5,789,567               $  2,238,950
                                          ------------               ------------               ------------
                                          ------------               ------------               ------------



     The following table reflects the investments that represent 5% or more of the net assets in the Master Trust as of December 31, 1998 and 1997:


                                                     1998            1997
                                                  ----------      ----------
     Bell Atlantic Corporation common shares      $8,324,047      $2,761,266



     INVESTMENT INCOME

     Investment income and expenses are allocated to the NSSP's Fund options daily in accordance with their respective daily percentages of interest in the Master Trust's pooled accounts. Percentages of interest are based on the daily ratio of units owned by each plan's Fund options to the total units in the Master Trust pooled accounts. Investment income related to investments held in specific accounts for the defined contribution plans is allocated to each plan's Fund options daily in accordance with each plan's respective percentage of interest.

BELL ATLANTIC SAVINGS and SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

NOTES TO FINANCIAL STATEMENTS, CONTINUED

(DOLLARS IN THOUSANDS)


     The allocated net investment income to the NSSP's Fund options for the years ended December 31, 1998 and 1997 was as follows:


                                                   DIVIDENDS ON
                                                  BELL ATLANTIC                               OTHER
                                                   CORPORATION                    NET         INCOME/         NET
                                                      COMMON       OTHER     APPRECIATION    EXPENSES      INVESTMENT
                                       INTEREST       SHARES     DIVIDENDS  (DEPRECIATION)      NET          INCOME
                                       ---------  -------------  ---------  --------------   ---------     ----------

     December 31, 1998:
       Bell Atlantic Shares Fund         $     408    $  62,732    $    --       $ 229,837     $    --       $ 292,977
       Telecommunications Fund                  55         --          3,690        69,397            (5)       73,137
       Government Money Market Fund            158         --           --              (2)         --             156
       Passive U.S. Equity Index Fund          647         --          4,882        78,283             7        83,819
       Passive International Equity
        Index Fund                               2         --           --             483          --             485
       Income Fund                          26,237         --           --            (364)         --          25,873
       U.S. Bond Market Index Fund               8         --           --             563          --             571
       Active U.S. Equity Fund                  65         --          1,129         7,045          --           8,239
       U.S. Balanced Fund                      576         --            263         2,808          --           3,647
       Global Balanced Fund                    379         --            273         2,065            (7)        2,710
       Active International Equity Fund         31         --            312          (185)          (28)          130
       U.S. Small Capitalization Fund          115         --            312          (166)            1           262
                                         ---------    ---------    ---------     ---------     ---------     ---------
         Total                           $  28,681    $  62,732    $  10,861     $ 389,764     $     (32)    $ 492,006
                                         ---------    ---------    ---------     ---------     ---------     ---------
                                         ---------    ---------    ---------     ---------     ---------     ---------
     December 31, 1997:
       Bell Atlantic Shares Fund         $   5,111    $  61,823    $    --       $ 569,192     $    --       $ 636,126
       Telecommunications Fund                 236         --          3,806        44,545          --          48,587
       Government Obligations Fund              34         --           --             523          --             557
       Diversified Equity Portfolio          1,623         --          4,210        49,946             3        55,782
       Interest Income Fund                 29,744         --           --            --            --          29,744
       Active U.S. Equity Fund                 328         --          1,689        23,151            14        25,182
       U.S. Balanced Fund                      544         --            653         8,780            10         9,987
       Global Balanced Fund                    461         --            652         7,972             5         9,090
       International Equity Fund               111         --            283           713           (13)        1,094
       U.S. Small Cap Fund                     280         --            177         6,537          --           6,994
                                         ---------    ---------    ---------     ---------     ---------     ---------
         Total                           $  38,472    $  61,823    $  11,470     $ 711,359     $      19     $ 823,143
                                         ---------    ---------    ---------     ---------     ---------     ---------
                                         ---------    ---------    ---------     ---------     ---------     ---------


BELL ATLANTIC SAVINGS and SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

NOTES TO FINANCIAL STATEMENTS, CONTINUED

(DOLLARS IN THOUSANDS)


4.   DERIVATIVE FINANCIAL INSTRUMENTS

     Derivative financial instruments are used in the Master Trust's pooled accounts primarily to rebalance fixed income/equity allocations, to efficiently gain exposure to a specific underlying market, and to offset the currency risk associated with foreign investments. Leveraging of the NSSP's assets and speculation are prohibited as stated in the NSSP plan documents. Offsetting currency positions are not permitted to exceed the level of exposure in the NSSP's foreign asset base. The derivatives most commonly used by investment managers are highly-liquid, exchange-traded equity and fixed income futures and over-the-counter foreign exchange forward contracts.

     Bell Atlantic's use of financial instruments for risk management purposes is represented by notional amounts. These notional values represent solely contractual amounts that serve as the basis or reference amounts upon which contractually stipulated calculations are based. Therefore, these amounts are intended to serve as general volume indicators only and do not represent the potential gain or loss from market or credit risks.

     Market risk arises from the potential for changes in the value of financial instruments resulting from fluctuations in interest rates, foreign exchange rates and prices of equity securities. Market risk is also affected by changes in volatility and liquidity in the markets in which these instruments are traded.

     Equity price risk arises from the possibility that equity prices will fluctuate, affecting the value of equity securities and derivative financial instruments that derive their value from a stock index, a particular stock or a defined basket of stocks.

     The credit risk and amount of accounting loss of the NSSP's forward contracts is equal to any gains which have not been settled as of the NSSP's year end. The credit risk of the NSSP's futures contracts is equal to the posted margin plus any unsettled positive variation margin. The amount of accounting loss at year end is equal to any variation margin owed to the NSSP.

     All derivative activity relating to the NSSP is within the Master Trust pooled accounts. The Master Trust pooled accounts' derivative activity is allocated to the NSSP in accordance with the NSSP's Fund options' respective percentages of interest (see Note 3). The following disclosures regarding the notional values, fair values, average fair values and net trading gains are reported for the NSSP.

BELL ATLANTIC SAVINGS and SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

NOTES TO FINANCIAL STATEMENTS, CONTINUED

(DOLLARS IN THOUSANDS)


     The notional values and fair values of the derivative activity used for trading purposes held by the NSSP at December 31, were as follows:


                                                         1998       1997
                                                        ------     ------
     Domestic Equity Futures Contracts:
        Notional values                                 $2,817     $  873
        Fair values                                      2,973        881
     Fixed Income Futures Contracts:
        Notional values                                   --           29
        Fair values                                       --           29
     Forward Foreign Currency Payable Contracts:
        Notional values                                    147        180
        Fair values                                        152        172
     Forward Foreign Currency Receivable Contracts:
        Notional values                                    147        180
        Fair values                                        151        179



     The average fair values of the derivative activity used for trading purposes held by the NSSP during the years ended December 31, were as follows:


                                                        1998       1997
                                                       ------     ------

     Average Fair Values:
        Domestic Equity Futures Contracts              $2,067     $  627
        Fixed Income Futures Contracts                   --           39
        Forward Foreign Currency Payable Contracts        198        142
        Forward Foreign Currency Receivable Contracts     199        147


     The NSSP was allocated net trading gains from futures contracts of $805 and $4,366 in 1998 and 1997, respectively. Net trading (losses)/gains allocated to the NSSP from foreign exchange contracts totalled $16,521 and $16 in 1998 and 1997, respectively.

5.   NUMBER AND VALUE OF UNITS

     The interest of an employee in each Fund of the NSSP, with the exception of the Loan Fund, is represented by units as described in
     Section 8 of the NSSP plan document. In the first six months of 1998, a participant's unit value is determined daily by dividing each Fund's adjusted net assets, as defined in the NSSP, by the number of outstanding units. Effective July 1, 1998, unit values reflect a Fund's gross asset value, but the unit value is not calculated to be net of expenses chargeable to the Fund. Effective July 1, 1998, therefore, the

BELL ATLANTIC SAVINGS and SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

NOTES TO FINANCIAL STATEMENTS, CONTINUED

(DOLLARS IN THOUSANDS)

     disbursement of plan expenses from the Master Trust results in a commensurate reduction in the number of units each participant holds in his/her account.

     The number and value of units at December 31, 1998 and 1997, carried to the fourth decimal place, were as follows:


                                                             1998
                                                 -----------------------------
                                                   NUMBER            VALUE
                                                  OF UNITS          PER UNIT
                                                 -----------     -------------
     Bell Atlantic Shares Fund                   128,123,680     $     16.9939
     Government Money Market Fund                    661,149           10.5604
     Telecommunications Fund                       8,161,884           27.7915
     Passive International Equity Index Fund         500,665           12.4754
     Passive U.S. Equity Index Fund               13,388,600           28.9444
     U.S. Bond Market Index Fund                   1,818,877           10.8523
     Income Fund                                  36,112,807           12.0578
     Active U.S. Equity Fund                       2,749,377           25.2970
     U.S. Balanced Fund                            1,382,199           21.1670
     Global Balanced Fund                          1,124,442           20.4128
     Active International Equity Fund                970,159           13.9070
     U.S. Small Capitalization Fund                2,025,683           19.9819

                                                             1997
                                                 ----------------------------
                                                   NUMBER           VALUE
                                                  OF UNITS         PER UNIT
                                                 -----------     ------------
     Bell Atlantic Shares Fund                   185,487,680     $     9.9095
     Telecommunications Fund                      17,275,998           9.8449
     Government Obligations Fund                   4,859,806           1.4935
     Diversified Equity Portfolio                102,711,664           2.9637
     Interest Income Fund                         79,921,647           5.6293
     Active U.S. Equity Fund                      27,790,092           2.2225
     U.S. Balanced Fund                           12,508,651           1.8392
     Global Balanced Fund                         11,933,035           1.7907
     International Equity Fund                    10,800,729           1.3481
     U.S. Small Cap Fund                          21,706,927           1.9290


BELL ATLANTIC SAVINGS AND SECURITY PLAN
  FOR ASSOCIATES OF BELL ATLANTIC NORTH

NOTES TO FINANCIAL STATEMENTS, CONTINUED

(DOLLARS IN THOUSANDS)


The number and value of units at each month end, which are unaudited, carried to the fourth decimal place, were as follows:


              Bell Atlantic Shares     Telecommunications      Government Money Market   Passive US Equity Fund
                      Fund                    Fund                       Fund
             -----------------------  ----------------------   ---------------------------------------------------
   1998       Number of    Value per   Number of   Value per   Number of    Value per     Number of    Value per
                Units        Unit        Units        Unit       Units        Unit          Units         Unit
------------ -----------------------------------------------------------------------------------------------------
             (Unaudited)              (Unaudited)              (Unaudited)               (Unaudited)
January      185,229,529   $ 14.5203   16,977,695   $ 19.3796      770,718     10.0420      103,131,701   $  22.7984
February     185,747,124     14.0786   16,806,269     19.5841      826,571     10.0876      104,880,952      24.4428
March        185,547,666     16.0701   16,563,716     21.7450      912,197     10.1371      105,128,907      25.6766
April        186,439,897     14.7930   16,413,965     20.7986      983,219     10.1824      105,658,395      25.9397
May          188,246,190     14.4830   16,235,731     20.6102      894,756     10.2263      103,600,441      25.4915
June         188,131,822     14.4218   16,111,570     20.8766    1,254,402     10.2756      102,754,437      26.5039
July         131,051,021     14.4636    8,590,225     21.6795      173,976     10.3245       13,436,339      26.2392
August       130,211,251     14.0618    8,479,053     19.3386      309,116     10.3764       13,293,905      22.4414
September    129,179,841     15.4288    8,395,826     21.4354      444,913     10.4130       13,147,690      23.8416
October      127,765,984     17.0391    8,281,334     22.2886      734,586     10.4562       12,998,954      25.7863
November     127,530,543     17.8352    8,211,863     24.2832      712,934     10.5137       13,292,864      27.3340



              U.S. Bond Market Index       Income Fund          Passive International        Active U.S. Equity Fund
                       Fund                                          Equity Fund
               ---------   ---------   ----------   ---------    ---------   ---------       ----------   ----------
               Number of   Value per   Number of    Value per    Number of   Value per       Number of    Value per
   1998          Units       Unit        Units        Unit         Units        Unit           Units         Unit
               ---------   ---------   ----------   ---------    ---------   ---------       ----------   ----------
                    (Unaudited)             (Unaudited)               (Unaudited)                  (Unaudited)

January        5,565,661   $ 10.1280   79,094,304   $ 11.4030      461,191     10.4489       28,984,409   $  22.0117
February       5,238,432     10.0948   76,421,168     11.4588      641,289     11.1234       30,531,732      23.6403
March          5,287,493     10.1301   75,752,466     11.5171      944,599     11.5717       31,406,573      24.8632
April          5,491,171     10.1799   73,904,730     11.5735    1,033,180     11.7343       32,016,484      24.9457
May            5,590,590     10.2740   72,856,967     11.6324    1,060,010     11.9268       31,581,766      24.3490
June           5,917,696     10.3638   72,319,360     11.6915    1,033,863     12.0044       31,608,873      24.8561
July             852,008     10.3866   35,300,105     11.7525      115,403     12.1440        3,169,448      24.0303
August           948,876     10.5643   35,439,687     11.8138      125,779     10.5998        3,128,992      20.1161
September      1,352,010     10.8213   36,022,435     11.8747      228,184     10.2894        3,058,508      21.3394
October        1,940,970     10.7564   36,953,286     11.9361      248,692     11.4226        2,926,241      22.8298
November       1,758,029     10.8002   36,487,412     11.9961      362,716     12.0283        2,824,611      24.0525



                                                                  Active International           U.S. Small
                U.S. Balanced Fund      Global Balanced Fund          Equity Fund            Capitalization Fund
              ----------------------   ----------------------    ----------------------    ------------------------
               Number of   Value per   Number of    Value per    Number of    Value per    Number of     Value per
   1998          Units       Unit        Units        Unit         Units        Unit         Units          Unit
----------    ----------   ---------   ----------   ---------    ----------   ---------    ----------   -----------
                    (Unaudited)              (Unaudited)             (Unaudited)                (Unaudited)

January       13,189,331   $ 18.5684   12,050,371   $ 18.1248    10,690,750    13.7503     21,603,758   $  19.4234
February      14,231,902     19.4193   12,175,381     19.0509    10,570,960    14.6056     22,149,093      21.0161
March         14,550,706     20.0747   12,203,850     19.7518    10,448,027    15.3316     22,433,637      21.8415
April         14,828,402     20.1461   12,356,622     19.8897    10,581,551    15.6692     22,726,911      22.3219
May           14,571,233     19.9665   12,246,140     19.6209    10,542,396    15.2099     22,465,285      21.1615
June          14,385,062     20.3110   12,224,188     19.8152    10,446,079    14.8515     22,410,826      21.3178
July           1,450,726     19.9115    1,221,370     19.5002    1,042,623     14.9344      2,202,958      19.6289
August         1,404,155     18.1021    1,194,883     17.4188    1,016,558     12.5228      2,143,416      15.7307
September      1,376,447     18.9704    1,173,472     18.0950    1,013,628     12.2756      2,128,232      16.6310
October        1,385,335     19.7653    1,142,421     19.0585    1,004,370     13.3365      2,164,139      17.4633
November       1,379,384     20.4791    1,130,542     19.8065      996,461     13.8731      2,154,650      18.6830


BELL ATLANTIC SAVINGS and SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

NOTES TO FINANCIAL STATEMENTS, CONTINUED

(DOLLARS IN THOUSANDS)


6.   TAX DETERMINATION

     On September 25, 1995, the Internal Revenue Service issued a ruling that the NSSP meets the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code") and is exempt from Federal income taxes under the appropriate sections of the Code. The NSSP has been amended since receiving the determination letter. However, the NSSP's administrator and the NSSP's tax counsel believe that the NSSP is designed and is currently being operated in compliance with the applicable requirements of the Code.

7.   RELATED PARTY TRANSACTIONS

     BAAMCO, a wholly owned subsidiary of Bell Atlantic, is the investment advisor for the Telecommunications Fund, Passive U.S. Equity Index Fund, and Income Fund and therefore qualifies as a party-in-interest. BAAMCO received no compensation from the NSSP for the investment advisory services rendered.

8.   CONCENTRATIONS OF CREDIT RISK

     Financial instruments that potentially subject the NSSP to concentrations of credit risk consist principally of investment contracts with insurance companies and other financial institutions.

     The NSSP places its investment contracts with high-credit quality insurance companies and financial institutions in order to limit credit exposure. The NSSP regularly monitors the financial stability of the financial institutions and insurance companies.

9.   PLAN AMENDMENTS

     Effective July 1, 1998, the NSSP was amended for conforming changes in certain administrative rules.

     Effective January 1, 1998, the NSSP was amended to offer new investment funds, and, to close the Telecommunications Fund (See Note 1).

     On April 1, 1997, the NSSP was amended to provide that certain employees who are NSSP participants and who are involuntarily terminated in connection with the merger of NYNEX Corporation and Bell Atlantic Corporation would be fully vested in their accrued benefit derived from Employing Company contributions.

BELL ATLANTIC SAVINGS and SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

NOTES TO FINANCIAL STATEMENTS, CONTINUED

(DOLLARS IN THOUSANDS)


10.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The Department of Labor requires that amounts allocated to accounts of persons who have elected to withdraw from the NSSP but have not yet been paid be reported as liabilities on the plan's Form 5500. In accordance with the relevant American Institute of Certified Public Accountants audit and accounting guide, benefit amounts should not be accrued as liabilities of the plan. The following is a reconciliation of distributions to participants and net assets available for plan benefits in the financial statements to the amounts reported in Form 5500.


                                                                        1998          1997
                                                                     ----------    ----------
Aggregate distributions to participants as presented in the
 Statement of Changes in Net Assets Available for Plan Benefits       $  260,595    $  185,397

Add:  Current year benefits claims payable presented in the
 Statement of Net Assets Available for Plan Benefits in Form
 5500 (see Note 2)                                                         1,258         2,644

Less:  Prior year benefits claims payable presented in the
 Statement of Net Assets Available for Plan Benefits in Form
 5500 (see Note 2)                                                         2,644         2,031
                                                                      ----------    ----------
Benefit payments and payments to provide benefits directly to
 Participants and beneficiaries presented in the Statement of
 Changes in Net Assets Available for Plan Benefits in Form 5500       $  259,209    $  186,010
                                                                      ----------    ----------
                                                                      ----------    ----------
Net assets available for Plan benefits presented in the Statement
 of Net Assets Available for Plan Benefits                            $3,587,751    $3,058,287

Less:  Benefits claims payable presented in the Statement of Net
 Assets Available for Plan Benefits in Form 5500 (see Note 2)              1,258         2,644
                                                                      ----------    ----------
Net assets available for Plan benefits presented in the Statement
 of Net Assets Available for Plan Benefits in Form 5500               $3,586,493    $3,055,643
                                                                      ----------    ----------
                                                                      ----------    ----------


                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Bell Atlantic Corporate Employees' Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                   Bell Atlantic Savings and Security Plan
                                   for Associates of Bell Atlantic North

                                   By: /s/ D.J. Sacco
                                     -------------------------------------
                                   D. J. Sacco
                                   (Chairman, Bell Atlantic Corporate Employees'
                                      Benefit Committee)




Date: June 30, 1999